EXHIBIT 1.1

FIRST AMENDMENT TO CREDIT AGREEMENT

THIS FIRST AMENDMENT TO CREDIT AGREEMENT, dated as of September 27, 2005, amends and supplements that certain Credit Agreement dated as of November 21, 2003 (the “Credit Agreement”), between MERGE TECHNOLOGIES INCORPORATED, a Wisconsin corporation (the “Company”) and LINCOLN STATE BANK (the “Bank”).

RECITAL

The Company and the Bank desire to amend the Credit Agreement as provided below.

AGREEMENTS

In consideration of the promises and agreements set forth in the Credit Agreement, as amended hereby, the Bank and the Company agree as follows:

1. Definitions and References. Capitalized terms not otherwise defined herein have the meanings assigned to them in the Credit Agreement. All references to the Credit Agreement contained in the Loan Documents shall, upon fulfillment of the conditions set forth in section 3 below, mean the Credit Agreement as amended by this First Amendment.

2. Amendments to Credit Agreement. The Credit Agreement is amended as follows:

(a) The following definitions are added to section 1 to appear in the appropriate alphabetical sequence:

"Debt Service Coverage Ratio” means, as to any Person, the relationship, expressed as a numerical ratio, between:

(a) (i) EBITDA, minus (ii) income tax expense;

and

(b) the sum of (i) interest expense, plus (ii) regularly schedule payments of principal on the Term Note;

all as determined, without duplication, for such Person and its Consolidated Subsidiaries for the four quarter period ending on the date of determination.

"Dollars” and “$” means lawful currency of the United States of America.

"Fixed Rate” means a per annum rate of interest determined by the Bank equal to the LIBOR/SWAP rate for obligations with a similar maturity to the maturity selected by the Company for the Term Note, plus two and one-tenth percentage points (210 basis points).

"Nonrecurring Expenses” means any unusual, infrequent, nonrecurring, although not classified as extraordinary under GAAP, expenses or charges arising in connection with an acquisition by the Company or one of its Consolidated Subsidiaries. For purposes hereof, any such expenses arising in connection with an acquisition by the Company or one of its Consolidated Subsidiaries approved by the Bank, including the Company’s business combination with Cedara Software Corp., shall be treated as Nonrecurring Expenses.

"Revolving Note” means the promissory note of the Company in the form of Exhibit A attached hereto.

"Term Note” means the promissory note of the Company in the form of Exhibit D attached hereto, appropriately completed.

"Term Note Maturity Date” means the date selected by the Company and set forth in the Term Note as the maturity date for the Term Note, or such earlier date on which the Term Note becomes immediately due and payable pursuant to section 7.2 of this Agreement.

(b) The following definitions contained in section 1 are amended to read as follows:

"EBITDA” means, as to any Person and for any period as to which such amount is being determined, the sum of (a) Net Income (which shall exclude, without duplication, (i) Nonrecurring Expenses (including any goodwill impairment expense or intangible asset impairment expense or in process research and development charges) arising in connection with an acquisition consummated within the 12-month period ending on the date of determination, and (ii) other one-time, non-recurring expenses or losses outside the ordinary course of business approved in writing by the Bank), (b) interest expense, (c) payment or provision for all applicable income taxes and (d) depreciation and amortization expense, all as determined without duplication for the Person and its Consolidated Subsidiaries.

"Maturity Date” means September 26, 2006, or such earlier date on which the Note becomes due and payable pursuant to section 7.2 of this Agreement or the date this Agreement is terminated by the Company.

"Net Income” means, as to any Person and for any period as to which such amount is being determined, the excess of:

(a) all revenues and income derived from operations in the ordinary course of business (excluding extraordinary gains and profits upon the disposition of investments and fixed assets),

over

(b) all expenses and other proper charges against income (including payment or provision for all applicable income and other taxes, but excluding (i) Nonrecurring Expenses (including any goodwill impairment expense or intangible asset impairment expense or in process research and development charges) arising in connection with an acquisition consummated within the 12-month period ending on the date of determination, and (ii) other one-time, non-recurring expenses or losses outside the ordinary course of business approved in writing by the Bank), all as determined without duplication for such Person and its Consolidated Subsidiaries.

"Note” means the Revolving Note or the Term Note and “Notes” means the Revolving Note and the Term Note.

"Permitted Liens” means (a) Liens listed on Schedule 1 attached hereto, provided that the Indebtedness secured thereby shall not be renewed, extended or increased; (b) Liens for taxes, assessments or governmental charges not delinquent or being contested in good faith by the Company or any Subsidiary for which adequate reserves are established and maintained; (c) other statutory Lien claims not delinquent including construction, mechanic’s and warehousemen Liens; (d) purchase money Liens on any property acquired after the date hereof to be used by the Company or a Subsidiary in the normal course of its business, and created or incurred simultaneously with the acquisition of such property, if such Lien is limited to the property so acquired, the Indebtedness secured by Lien does not exceed 100% of the purchase price of such property and the aggregate Indebtedness secured by all such Liens for the Company and all Subsidiaries does not exceed $5,000,000 during the Company’s 2005 fiscal year or $6,000,000 during the Company ’s 2006 fiscal year; (e) Liens or deposits in connection with worker’s compensation or other insurance or to secure the performance of bids, trade contracts (other than for borrowed money), leases (including landlords’ liens), public or statutory obligations, surety or appeal bonds or other obligations of like nature incurred in the ordinary course of business; (f) Liens in favor of the Bank or any Affiliate of the Bank; (g) judgment liens not exceeding $1,000,000 in the aggregate at any time outstanding; (h) easements, restrictions, minor title irregularities and similar matters which have no material adverse effect as a practical matter upon the ownership or use of its property by the Company or any Subsidiary; and (i) purchase money Liens against specific items of equipment and/or inventory of Cedara Software Corp. and any of its Subsidiaries existing on the date of the Company’s business combination with Cedara Software Corp.

"Restricted Payments” means dividends by the Company or any Subsidiary based upon the Equity Interests of the Company or any Subsidiary (except dividends payable to the Company or a direct or indirect, wholly-owned Subsidiary of the Company and dividends payable solely in Equity Interests of the Company) and purchases, redemptions and other acquisitions, direct or indirect, by the Company or any Subsidiary, of Equity Interests of the Company.

"Permitted Swap Agreement” means a Swap Contract between the Company and the Bank, an Affiliate of the Bank, Royal Bank of Canada or other counterparty approved by the Bank.

"Tangible Net Worth” means, as to any Person, the total amount of stockholders equity that would appear on the consolidated balance sheet of such Person and its Consolidated Subsidiaries, less the book amount of all assets of such Person and its Consolidated Subsidiaries which would be treated as intangibles, all as determined without duplication in accordance with GAAP.

(c) Section 2.1 is amended to read as follows:

2.1 The Revolving Loans. The Bank agrees to lend to the Company, subject to the terms and conditions hereof, during the period from the date of this Agreement to the Maturity Date up to the maximum amount at any time outstanding equal to $35,000,000. Within such maximum amount Loans may be made, repaid and made again. All Loans shall be evidenced by the Revolving Note and shall be payable on the Maturity Date. Although the Revolving Note shall be expressed to be payable in the maximum amount specified above, the Company shall be obligated to pay only the amount actually disbursed to or for the account of the Company, together with interest on the unpaid balance of the sums so disbursed, which remain outstanding from time to time as shown on the records of the Bank.

(d) Section 2.3(a) is amended to read as follows:

(a) Unused Commitment Fee. As consideration for the commitment of the Bank to make Loans, the Company agrees to pay to the Bank, annually in arrears, on August 15th of each year, commencing August 15, 2006 and on the Maturity Date, a commitment fee equal to 0.10% (10 basis points) per year on the daily average unused amount of the Bank’s commitment to make Loans hereunder during the preceding year or other applicable period; provided that for purposes of computing the commitment fee due on August 15, 2006, the applicable period shall be September 27, 2005 through July 31, 2006. Commitment fees shall be calculated for the actual number of days elapsed on the basis of a 360-day year.

(e) Section 2.5 is amended to read as follows:

2.5 Interest Rate.

(a) The unpaid principal balance of each Loan outstanding from time to time shall bear interest for the period commencing on the Borrowing Date of such Loan until such Loan is paid in full. Each Loan shall bear interest at the Prime Rate minus three-quarters-of-one-percentage-point (0.75% or 75 basis points) and such rate shall change on each date on which the Prime Rate changes. Accrued interest on Loans shall be due on the first Business Day of each month, commencing October 1, 2005, and on the Maturity Date.

(b) The unpaid principal of the Term Note outstanding from time to time shall bear interest until the Term Note is paid in full. The Term Note shall bear interest at the option of the Company at (i) the Fixed Rate for the term of the Term Note or (ii) the Prime Rate minus three-quarters-of-one-percentage-point (0.75% or 75 basis points) and such rate under this subsection (ii) shall change on each date on which the Prime Rate changes. Accrued interest on the Term Note shall be due on the first Business Day of each month, commencing on the first of such dates to occur after the Bank makes the term loan to the Company pursuant to section 2.10 hereof and on the Term Note Maturity Date.

(c) Notwithstanding the provisions of sections 2.5(a) and 2.5(b) above, upon the occurrence and during the continuance of an Event of Default, the unpaid principal balance of each Note shall, upon notice from the Bank to the Company, bear interest from the date of such notice at an annual rate equal to the rate otherwise in effect under such Note, plus three percentage points, payable upon demand. On and after the Maturity Date, the unpaid principal balance of the Revolving Note and all accrued interest thereon shall bear interest at an annual rate equal to the Prime Rate plus three percentage points (the “Default Rate”) and shall be payable upon demand. On and after the Term Note Maturity Date, the unpaid principal balance of the Term Note and all accrued interest thereon shall bear interest at the Default Rate and shall be payable upon demand.

(d) Interest shall be calculated for the actual number of days elapsed on the basis of a 360-day year.

(f) Section 2.7 is amended to read as follows:

2.7 Prepayments.

(a) Revolving Note. The Company may prepay the Revolving Note without premium or penalty. The Company will give the Bank notice of any optional prepayment of the Revolving Note not later than 2:00 P.M., Milwaukee time, on the prepayment date, specifying the prepayment date and the amount to be prepaid. Each optional prepayment of the Revolving Note shall be in a minimum amount of $100,000 (or if less, the unpaid principal balance of the Revolving Note). The amount of such prepayment shall become due and payable on the specified prepayment date. All optional prepayments shall be applied first to any fees the Company owes the Bank and then to the unpaid principal balance of the Revolving Note in such order and manner as the Company specifies.

(b) Term Note. The Company may prepay the Term Note without premium or penalty, unless the Term Note bears interest at the Fixed Rate. In the event the Term Note bears interest at the Fixed Rate, the Company may prepay, without premium or penalty, up to 20% of the original principal balance of the Term Note in the aggregate during the term of the Term Note. Any prepayments of principal on the Term Note in excess thereof shall be subject to a prepayment fee equal to the excess amount so prepaid times the percentage set forth below depending on the date such prepayment occurs. The Company will give the Bank notice of any optional prepayment of the Term Note not later than 2:00 P.M., Milwaukee time, on the prepayment date (which must be an interest payment date), specifying the prepayment date and the amount to be prepaid. Each optional prepayment of the Term Note shall be in a minimum amount of $100,000 (or if less, the unpaid principal balance of the Term Note). The amount of such prepayment, and any prepayment fee, shall become due and payable on the specified prepayment date. All optional prepayments of the Term Note shall be applied first to any prepayment fee, accrued interest, fees and expenses the Company owes the Bank and then to the scheduled installments of principal on the Term Note in the inverse order of maturity thereof.

Year of Prepayment	Prepayment Fee Percentage
Year 1	5%

Year 2	4%

Year 3	3%

Year 4	2%

(g) Section 2.9 is amended to read as follows:

2.9 Use of Proceeds. The Company will use the proceeds of the Loans hereunder solely for working capital, general corporate and other lawful purposes. The Company will use the proceeds of the term loan under section 2.10 hereof, if any, solely to refinance the Company’s then existing obligations to the Bank. The Company will not use, directly or indirectly, any part of the proceeds of any Loan for the purpose of purchasing any of the Company’s Equity Interests, or purchasing or carrying, or to extend credit to others for the purpose of purchasing or carrying, any Margin Stock.

(h) Section 2.10 is created to read as follows:

2.10 The Term Loan. The Bank agrees that on or before the Maturity Date, provided that no Default or Event of Default then exists, the Company may, upon not less than 30-days prior written notice, provided that such notice must be received at least 60 days prior to the Maturity Date, request the Bank to make a term loan to the Company in a principal amount of up to $35,000,000. The Company may select a maturity date for such term loan up to five years from the date of such loan and the unpaid principal balance of such term loan may be amortized over a period of up to five years, as selected by the Company, on a straight line basis over the period selected by the Company, or as otherwise mutually agreed by the Company and the Bank. The unpaid principal balance of the term loan will be repayable in monthly installments in the amount necessary to amortize such principal balance over the number of years selected by the Company hereunder during the entire term selected by the Company hereunder, which installments shall be due and payable on the first Business Day of each month commencing on the first of such dates to occur after the date the Bank makes such term loan to the Company. The term loan would be evidenced by, bear interest and be repayable in accordance with, the Term Note. The Company acknowledges and agrees that the maximum amount available to the Company for Revolving Loans pursuant to section 2.1 hereof, shall be reduced on a dollar-for-dollar basis by the amount of the term loan made to the Company pursuant to this section 2.10. In the event the Company requests the Bank to make a term loan under this section 2.10, the Company and the Bank acknowledge and agree that the financial covenants under section 6.19 hereof shall be effective during the term of such term loan (unless otherwise amended by the Company and the Bank).

(i) Section 5.1(a) is amended by deleting “105 days” contained therein and substituting “120 days” in its place.

(j) Section 5.11 is amended to read as follows:

5.11 Depository Relationship. Maintain all of the Company’s primary Dollars deposit accounts, except for accounts maintained under section 401 of the Code, investment accounts held by third parties, escrow accounts or accounts maintained by branch offices which are located outside Milwaukee County, Wisconsin, with the Bank, its business partners or its designees.

(k) Section 6.1 is amended to read as follows:

6.1 Restricted Payments. While any amount is outstanding under the Note, make any Restricted Payments, except that so long as no Default or Event of Default then exists or would be created by the payment thereof and the Company is in compliance with the financial covenants contained herein before and after giving effect to such payment, the Company may make Restricted Payments comprised of (a) dividends on the Company’s Equity Interests and (b) purchases, redemptions or other acquisitions of the Company’s Equity Interests, in an aggregate amount not to exceed $10,000,000 during the 12-month period ending on June 30 of each year, with first measurement occurring on June 30, 2006.

(l) Section 6.3(d) is amended by deleting “$3,000,000” contained therein and substituting “$6,000,000” in its place.

(m) Section 6.4 is amended by deleting “$250,000” contained therein and substituting “$500,000” in its place.

(n) Section 6.6(a) is amended to read as follows:

(a) investments made in accordance with the Investment Policy adopted by the Executive Committee of the Company on October 17, 2003, as amended effective on June 1, 2005, a copy of which is attached hereto as Exhibit C;

(o) Section 6.6(g) is amended by deleting “$3,000,000” contained therein and substituting “$6,000,000” in its place.

(p) Section 6.6 is amended by deleting the word “and” at the end of section (h), thereof, deleting the “.” and at the end of section (i) thereof and substuting a “;” in its place and by adding the following new section (j) at the end thereof:

and (j) while any amount remains outstanding on the Term Note, acquisitions by the Company or a Subsidiary provided that the consideration paid by the Company or such Subsidiary in connection with such acquisitions does not exceed $12,500,000 in the aggregate during any fiscal year of the Company.

(q) Section 6.10 is amended to read as follows:

6.10 Minimum EBITDA. Permit EBITDA for the Company and its Consolidated Subsidiaries to be less than $5,000,000 as of the end of any fiscal quarter, for the four fiscal quarter period ending on the date of determination.

(r) Section 6.11 is amended to read as follows:

6.11 Tangible Net Worth. Permit the Company’s Tangible Net Worth to be less that $25,000,000 at any time.

(s) Sections 6.12, 6.14 and 6.16 are hereby deleted in their entirety.

(t) Section 6.19 is created to read as follows:

6.19 Term Loan Financial Covenants: So long as any amount remains outstanding under the Term Note:

(a) Tangible Net Worth. Permit the Company’s Tangible Net Worth to be less than $35,000,000 as of the end of any calendar quarter, commencing on the first such date to occur following the Bank’s making of the Term Loan pursuant to section 2.10 hereof, provided that such minimum shall increase by $2,500,000 on December 31 of each calendar year, commencing December 31, 2006.

(b) Debt Service Coverage Ratio. Permit the Company’s Debt Service Coverage Ratio to be less than 1.20 to 1.00 as of the end of any calendar quarter, commencing on the first such date to occur following the Bank’s making of the Term Loan pursuant to section 2.10 hereof.

(c) Minimum EBITDA. Permit EBITDA for the Company and its Consolidated Subsidiaries to be less than $10,200,000 as of the end of any calendar quarter, for the four fiscal quarter period ending on the date of determination, commencing on the first such date to occur following the Bank’s making of the Term Loan pursuant to section 2.10 hereof.

(d) Minimum Net Income. Permit the Company’s Net Income to be less than $500,000 for any fiscal quarter of the Company.

(u) Section 7.1(f) is amended by deleting “$500,000” contained therein and substituting “$1,000,000” in its place.

(v) The Company’s address for notice purposes under section 8.4 is amended to read as follows:

If to the Company:

Merge Technologies Incorporated

6737 West Washington Street, Ste. 2250

Milwaukee, WI 53214-5650

Attn.: President

Facsimile No.: 414-977-4202

(w) The parties agree that all references to the term “Note” contained in the Credit Agreement shall be deemed to be a reference to “a Note” or “the Notes” as the context may require.

(x) Exhibits A, B, C and D attached hereto shall be deemed to be exhibits to the Credit Agreement and Exhibits A, B and C shall replace their predecessors attached thereto.

3. Effectiveness of First Amendment. This First Amendment shall become effective upon its execution and delivery by the Company and the Bank and satisfaction of the following conditions:

(a) Replacement Note. The Bank shall have received the promissory note of the Company in the form of Exhibit A attached hereto, payable to the Bank and duly executed by the Company (the “Replacement Note”).

(b) Closing Certificate of the Company. The Bank shall have received copies, certified by the Secretary of the Company to be true and correct and in full force and effect, of (i) the Articles of Incorporation and By-Laws of the Company; (ii) resolutions of the Board of Directors of the Company authorizing the issuance, execution and delivery of this First Amendment and the Replacement Note; and (iii) a statement containing the names and titles of the officer or officers of the Company authorized to sign such documents, together with true signatures of such officers.

(c) Certificate of Status. The Bank shall have received a certificate of status with respect to the Company, issued as of a recent date by the Wisconsin Department of Financial Institutions

(d) Closing Fee. The Bank shall have received a closing fee in the amount of $20,000.

(e) Unused Fee. The Bank shall have received accrued commitment fees pursuant to section 2.3(a) of the Credit Agreement for the period from January 1, 2005 through the date hereof.

(f) Proceedings Satisfactory. All other proceedings contemplated by this First Amendment shall be satisfactory to the Bank, and the Bank shall have received such other information relating hereto as the Bank may reasonably request.

4. Representations and Warranties. The Company represents and warrants to the Bank that:

(a) The execution and delivery of this First Amendment, the Replacement Note and related documents, and the performance by the Company of its obligations thereunder, are within its corporate power, have been duly authorized by proper corporate action on the part of the Company, are not in violation of any existing law, rule or regulation of any governmental agency or authority, any order or decision of any court, the Articles of Incorporation or By-Laws of the Company or the terms of any agreement, restriction or undertaking to which the Company is a party or by which it is bound, and do not require the approval or consent of the shareholders of the Company, any governmental body, agency or authority or any other person or entity; and

(b) The representations and warranties contained in the Loan Documents are true and correct in all material respects as of the date of this First Amendment except (i) the representations and warranties contained in section 3.3 of the Credit Agreement shall apply to the most recent financial statements delivered by the Company to the Bank pursuant to sections 5.1(a) and 5.1(b) of the Credit Agreement and (ii) for changes contemplated or permitted by the Loan Documents and, to the Company’s knowledge, no condition exists or event or act has occurred that, with or without the giving of notice or the passage of time, would constitute an Event of Default under the Credit Agreement.

5. Costs and Expenses. The Company agrees to pay to the Bank, on demand, all costs and expenses (including reasonable attorneys’ fees) paid or incurred by the Bank in connection with the negotiation, execution and delivery of this First Amendment.

6. Full Force and Effect. The Credit Agreement, as amended hereby, remains in full force and effect.

7. Counterparts. This First Amendment may be executed in any number of counterparts, all of which taken together shall constitute one agreement, and any of the parties hereto may execute this First Amendment by signing any such counterpart.

MERGE TECHNOLOGIES INCORPORATED

By:	/s/ Richard A. Linden

Its:	Chief Executive Officer

LINCOLN STATE BANK

By:	/s/ Joseph M. Murry

Its:	Vice President